Exhibit 99.1

Mountain Province Diamonds Provides Additional Detail on Proposed New Financing Arrangement

TSX and OTCQX: MPVD

TORONTO and NEW YORK, Dec. 31, 2021 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPVD) (OTCQX: MPVD) is pleased to announce further details regarding its proposed financing arrangement involving its largest shareholder, Mr. Dermot Desmond (the "Proposed Arrangement"). While the arrangements are non-binding, Mountain Province is working with its largest shareholder, Mr. Dermot Desmond, to reach binding agreements in early 2022. The Proposed Arrangement is subject to, among other things, finalization of the specific terms thereof, negotiation and execution of definitive documentation, receipt of all required regulatory approvals, and the approval of the Company's disinterested shareholders.

As described in a news release disseminated on December 29th, 2021, the Proposed Arrangement envisions a financing package which would provide US$50M that is subordinate to existing bonds. This new debt, as currently proposed, would bear an interest rate of 8% per annum, paid semi-annually until December 15, 2022. Following this date, the interest rate would be 2% above the margin on the second lien notes then outstanding. The maturity date of this new debt would be December 15, 2027. The Company notes that its existing US$25M first lien revolving facility which matures on March 31, 2022 is currently undrawn but is expected to be utilized in the upcoming weeks as the 2022 winter ice road to resupply the Gahcho Kué mine gets underway.

Operating in Canada's far north requires that all major supplies for the year are moved via an ice-road, leading to higher working capital requirements in the first half of the year, and lower requirements in the second half.  Given this, by the end of 2022 the Company currently envisages to have an additional US$50M in cashflow to assist in its broader debt restructure.

As a part of the new financing package, 41 million share warrants at an exercise price of C$0.78 per common share are contemplated to be provided to the provider of the new facility, with the exercise price representing a 13% premium to the 5-day VWAP prior to the execution of the term sheet setting out the terms of the Proposed Arrangement, subject to TSX and regulatory approval. These warrants would expire on December 15th, 2027. It is expected that the provider of the new facility will be an entity ultimately beneficially owned by Mr. Desmond.

Mark Wall, the Company's President and Chief Executive Officer, commented:

"We're pleased to provide the market with further details on the proposed arrangement with our largest shareholder and stalwart supporter of the company, Mr. Dermot Desmond. As we drive towards the broader solution to the bonds maturing on December 15, 2022 the confidence of our largest shareholder will be critical in bringing this matter to a successful conclusion.  The macro diamond market is also in our favor as we see the demand for Gahcho Kué diamonds continuing to rise as we fill the supply gap opened up by the depletion of the closed Argyll mine inventory.  When looked at as a whole, we have a fantastic operating asset in Gahcho Kue, in Canada, as well as some 107,000 hectares of highly prospective ground which is 100% owned by Mountain Province Diamonds and completely surrounds the existing mine infrastructure, setting up the foundation for a profitable and long-life mining company."

The Proposed Arrangement is subject to the requirements imposed on related party transactions under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101").  The Proposed Arrangement is also subject to the approval of the Toronto Stock Exchange (the "TSX") and the approval of the Company's disinterested shareholders in accordance with MI 61-101 and the rules of the TSX.

The Proposed Arrangement remains non-binding and subject to execution of definitive documentation and the approvals described above. There can be no assurance that the Proposed Arrangement will be completed on the terms described herein or at all.

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 107,373 hectares of highly prospective mineral claims and leases surrounding the Gahcho Kué Mine that include an Indicated mineral resource for the Kelvin kimberlite and Inferred mineral resources for the Faraday kimberlites. Kelvin is estimated to contain 13.62 million carats (Mct) in 8.50 million tonnes (Mt) at a grade of 1.60 carats/tonne and value of US$63/carat. Faraday 2 is estimated to contain 5.45Mct in 2.07Mt at a grade of 2.63 carats/tonne and value of US$140/ct. Faraday 1-3 is estimated to contain 1.90Mct in 1.87Mt at a grade of 1.04 carats/tonne and value of US$75/carat. All resource estimations are based on a 1mm diamond size bottom cut-off.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Tom E. McCandless, Ph.D., P.Geo., and Matthew MacPhail, P.Eng, MBA, both employees of Mountain Province Diamonds and Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to the ability to negotiate and enter into binding documentation, the ability to obtain approval of the parties, regulators and shareholders on terms acceptable to Mountain Province, operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the negotiating stances taking by the parties, the ability to obtain approval of regulators, parties and shareholders, as may be required, on conditions acceptable to the parties, the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

View original content:https://www.prnewswire.com/news-releases/mountain-province-diamonds-provides-additional-detail-on-proposed-new-financing-arrangement-301452314.html

SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/December2021/31/c2052.html

%CIK: 0001004530

For further information: Mark Wall, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Matthew MacPhail, VP Corporate Development & Technical Services, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 08:30e 31-DEC-21